UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 6, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

LOSS-OF-LIFE INCIDENT AT HARMONY’S KUSASALETHU MINE

Johannesburg, Wednesday, 6 September 2023. Harmony Gold Mining Company Limited (“Harmony”) regrets to announce that two employees tragically lost their lives at its Kusasalethu mine, following a fall of ground incident caused by a seismic event on Tuesday, 5 September 2023, in Carletonville, near Gauteng.

“We are deeply saddened by the loss of our colleagues. Harmony continues its focus on embedding its risk management practice to create a more engaged and proactive safety culture. The inclusion and involvement of all Harmony stakeholders in all aspects of safety demonstrate a unified commitment to prevent accidents through our ongoing humanistic transformation safety journey.” said Peter Steenkamp, chief executive officer of Harmony.

Our prayers are with the deceased's families, friends and colleagues during this time of tragedy. The family members, colleagues and the relevant authorities have been informed.

The work area has since been temporarily closed pending an internal investigation.

A safety shift has been declared in remembrance of our departed colleagues for the 6th of September 2023, to reinforce safety messages and procedures.

The safety of our employees remain our priority, and we endeavour to ensure that all safety protocols are adhered to at all times.

Ends.
For more details contact:

Chipo Morapedi-Mrara
Head of Communications and Branding
+27 (0)60 571 0797 (mobile)

or

Dr Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

6 September 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 6, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director